SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

                                 Amendment No. 3

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             Transwitch Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    894065101
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894065101                 13G/A                    Page 2 of 9 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                           Ilex Partners, L.L.C.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 13,176,508
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 13,176,508
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 13,176,508
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.90%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 894065101                13G/A                    Page 3 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                      Steinhardt Overseas Management, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 13,176,508
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 13,176,508
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 13,176,508
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.90%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 894065101                 13G/A                    Page 4 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Michael H. Steinhardt
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 13,176,508
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 13,176,508
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 13,176,508
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.90%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 894065101                 13G/A                    Page 5 of 9 Pages

The Schedule 13G/A filed on February 7, 2007 is hereby amended and restated by this Amendment No. 3 to the Schedule 13G/A.

Item 1(a).     Name of Issuer:

     The name of the issuer is Transwitch Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at Three Enterprise Drive, Shelton, CT 06484.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Ilex Partners, L.L.C., a Delaware limited liability company ("Ilex") with respect to the shares of Common Stock directly owned by it;
         (ii) Steinhardt Overseas Management, L.P., a Delaware limited partnership, ("SOM") with respect to the shares of Common Stock directly owned by Ilex; and
        (iii) Michael H. Steinhardt ("Mr. Steinhardt"), with respect to the shares of Common Stock directly owned by Ilex.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 650 Madison Avenue, 17th Floor, New York, New York 10022.

Item 2(c).     Citizenship:

     Ilex is a limited liability company organized under the laws of the State of Delaware. SOM is a limited partnership organized under the laws of the State of Delaware. Mr. Steinhardt is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.001 par value (the "Common Stock").

CUSIP No. 894065101                 13G/A                    Page 6 of 9 Pages

Item 2(e).  CUSIP Number:

     894065101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   Ownership.

   A. Ilex Partners, L.L.C.
        (a) Amount beneficially owned: 13,176,508
        (b) Percent of class: 9.90% The percentages used herein and in the rest of Item 4 are calculated based upon the 133,098,432 shares of Common Stock issued and outstanding as of December 31, 2007 as represented by the Company on January 22, 2008.
        (c) (i) Sole power to vote or direct the vote: -0-
           (ii) Shared power to vote or direct the vote: 13,176,508
          (iii) Sole power to dispose or direct the disposition: -0-
           (iv) Shared power to dispose or direct the disposition: 13,176,508

CUSIP No. 894065101                13G/A                    Page 7 of 9 Pages

   B.   Steinhardt Overseas Management, L.P
        (a) Amount beneficially owned: 13,176,508
        (b) Percent of class: 9.90%
        (c)(i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 13,176,508
         (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 13,176,508

   C. Michael H. Steinhardt
        (a) Amount beneficially owned: 13,176,508
        (b) Percent of class: 9.90%
        (c)(i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 13,176,508
         (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 13,176,508



Item 5.        Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     SOM, the managing member of Ilex, has the power to direct the affairs of Ilex, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Steinhardt is the general partner of SOM, and in that capacity directs its operations. Each of the clients of Ilex has the power to direct the receipt of dividends from or the proceeds of sale of such shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.        Identification and Classification of Members of the Group.

     Not applicable.

CUSIP No. 894065101                 13G/A                    Page 8 of 9 Pages

Item 9.        Notice of Dissolution of Group.

     Not applicable.


Item 10.       Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 894065101                 13G/A                    Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 11, 2008

                                    /s/ MICHAEL H. STEINHARDT
                                    --------------------------------------------
                                    Michael H. Steinhardt, individually, and
                                    as general partner of
                                    Steinhardt Overseas Management, L.P.,
                                    managing member of
                                    Ilex Partners, L.L.C.